                            MERCATOR SOFTWARE, INC.
                                45 DANBURY ROAD
                                WILTON, CT 06897

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 27, 2003 to holders of common stock, par value $0.01 per share (the "Mercator Common Stock") of Mercator Software, Inc., a Delaware corporation ("Mercator") as a supplement to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Mercator with respect to the Offer to Purchase, dated August 8, 2003, of Ascential Software Corporation, a Delaware corporation ("Ascential") and its wholly owned subsidiary, Greek Acquisition Corporation, a Delaware corporation ("Purchaser"). You are receiving this Information Statement in connection with the possible election of persons designated by Ascential (the "Ascential Designees") to a majority of seats on the board of directors of Mercator (the "Board"). Certain information set forth herein related to Ascential, Purchaser or the Ascential Designees has been provided by Ascential.

     Voting proxies regarding shares of Mercator Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     On August 2, 2003, Mercator entered into an Agreement and Plan of Merger with Ascential and Purchaser (the "Merger Agreement"), pursuant to which, on August 8, 2003, Purchaser commenced a tender offer to purchase all outstanding shares of Mercator Common Stock (including the associated preferred stock purchase rights, which together with the Mercator Common Stock are referred to herein as the "Shares") at $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated August 8, 2003, and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were mailed to stockholders of Mercator on or about August 8, 2003 and are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO") which was initially filed by Ascential and Purchaser with the Securities and Exchange Commission on August 8, 2003. Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 8, 2003. The Offer and the withdrawal rights are currently scheduled to expire at 11:59 p.m., New York City time, on September 8, 2003, unless Purchaser extends the period of time for which the Offer is open in accordance with the terms of the Merger Agreement. Any extension will be publicly announced by a press release issued to the Dow Jones News Service no later than 9:00 a.m. New York City time, on the next business day following the scheduled expiration date.

     The Merger Agreement provides, subject to the satisfaction or waiver of certain conditions, including regulatory approvals, that following the date on which Purchaser accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer, including there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which represent at least 51% of the shares of Mercator Common Stock on a fully diluted basis, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Mercator (the "Merger") with Mercator surviving as a wholly owned subsidiary of Ascential. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares owned by (i) Mercator, Ascential or Purchaser or any of their respective subsidiaries or (ii) stockholders who perfect their dissenters' rights under the DGCL) will be converted into the right to receive the same amount of cash, without interest, that is being paid pursuant to the Offer.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

     The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Letter of Transmittal, each of which were mailed to stockholders of Mercator on or about August 8, 2003, and the Schedule 14D-9 which was initially mailed to stockholders of Mercator on or about August 8, 2003 and an amendment thereto which is being mailed herewith.

                                    GENERAL

     Mercator Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Mercator's stockholders. Each share of Mercator Common Stock is entitled to one vote. As of August 11, 2003, there were 35,898,791 shares of Mercator Common Stock outstanding. As of the date hereof, neither Ascential or Purchaser held of record any shares of Mercator Common Stock. However, as a result of the transactions contemplated by the Stock Tender Agreement (as defined below) and the Option Agreement (as defined below), Ascential and Purchaser are deemed to beneficially own 5,910,134 and 12,959,995 shares of Mercator Common Stock, respectively. Both Ascential and Purchaser disclaim such beneficial ownership.

             RIGHTS TO DESIGNATE DIRECTORS AND ASCENTIAL DESIGNEES

     The Merger Agreement provides that, upon the purchase of Shares pursuant to the Offer and from time to time thereafter, Ascential will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (including the directors designated by Ascential) multiplied by a fraction, the numerator of which equals the number of Shares beneficially owned by Ascential and its subsidiaries (including Purchaser) and the denominator of which equals the total number of Shares then outstanding. Mercator will take such actions as are necessary to cause such persons designated by Ascential to be appointed or elected to the Board, including amending Mercator's bylaws, increasing the number of directors on the Board and obtaining resignations of a number of incumbent directors, or all of them, as is necessary to enable Ascential's designees to be so elected or appointed.

     The Merger Agreement also provides that in the event that Ascential's designees are elected or appointed to the Board, until the effective time of the Merger, the Board will have at least two directors who are not stockholders or affiliates of Ascential or Purchaser and are otherwise considered independent directors within the meaning of the rules of the Nasdaq Stock Market, Inc. ("Independent Directors"). The Independent Directors will have the sole power and authority, by a majority vote of such Independent Directors, from the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, to: (i) amend or terminate the Merger Agreement by Mercator; (ii) exercise or waive any of Mercator's rights, benefits or remedies under the Merger Agreement; or (iii) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Ascential or Purchaser.

     Ascential will select its designees from among the individuals listed below (the "Ascential Designees"). Each of the following individuals has consented to serve as a director of Mercator if appointed or elected. Ascential has advised Mercator that to its knowledge none of the Ascential Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Mercator, nor has any such person been involved in any transaction with Mercator or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Ascential and Mercator that have been described herein, in the Schedule TO or the Schedule 14D-9. In addition, Ascential has advised Mercator that to its knowledge none of the Ascential Designees is currently a director of, or holds any position with, Mercator nor has a familial relationship with any director or executive officer of Mercator, or with any other Ascential Designee.

     Set forth in the table below are the name, age (as of August 11, 2003), present principal occupation or employment and five-year employment history of each of the individuals who may be selected as an Ascential Designee. Unless otherwise indicated, each such individual is a United States citizen. Each person listed has his principal business address at c/o Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                             AGE          MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                             ---          ----------------------------------------------
Peter Fiore....................   45   Mr. Fiore is President of Ascential. He has served in this position since July 2000. He is also a director of
                                       Purchaser. Prior to becoming President, Mr. Fiore served as
                                       Senior Vice President of Ascential Software, Inc., which was a subsidiary of Informix Corporation that was later merged into Ascential. Prior to Ascential's acquisition of Ardent
                                       Software, Inc. in March, 2000, Mr. Fiore served as the
                                       Executive Vice President and General Manager of the data
                                       warehouse business unit of Ardent, which he joined in 1994.

Peter Gyenes...................   57   Mr. Gyenes has been a director, the Chairman of the Board of
                                       Directors, and the Chief Executive Officer of Ascential
                                       since July 2000. Prior to that, he was the Chairman,
                                       President, and Chief Executive Officer of Ardent, which he joined in 1996. Ascential acquired Ardent in March 2000.

Robert McBride.................   59   Mr. McBride is a Vice President and the Chief Financial
                                       Officer of Ascential. He is also a director of Purchaser.
                                       Prior to joining Ascential in June 2001, Mr. McBride worked for seventeen years in various positions at Data General, a computer systems and service provider, (acquired by EMC
                                       Corporation), including Vice President, Chief Administrative
                                       Officer, Corporate Comptroller, and Corporate Treasurer. His
                                       tenure with Data General ended in January 2000.

James Welch....................   43   Mr. Welch is a Vice President of Ascential. Prior to joining
                                       Ascential in April 2001, Mr. Welch worked for seventeen
                                       years in various positions at Emerson Process Automation, a software and implementation services company, (formerly
                                       Intellution, Inc. prior to being acquired by Emerson in
                                       1995), including Executive Vice President of Strategy,
                                       Planning and Development, Senior Vice President of
                                       Engineering and other engineering positions. His tenure with
                                       Emerson Process Automation ended in May 2000. Mr. Welch was an independent consultant after leaving Emerson and prior to joining Ascential.

     It is expected that the Ascential Designees may assume office at any time following the purchase of shares of Mercator Common Stock pursuant to the Offer, which cannot occur before September 8, 2003, and that upon assuming office, the Ascential Designees will thereafter constitute at least a majority of the Board. As of the date of this Information Statement, no determination has been made as to which, if any, of the Ascential Designees will be designated to serve on the Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

INFORMATION ABOUT DIRECTORS

     The Board currently consists of seven directors, all of whom have been elected to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until such director's earlier resignation, death or removal.

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

     The name of each current director of Mercator and certain information about them (ages as of August 11, 2003) are set forth below:

NAME OF DIRECTOR                 AGE                PRINCIPAL OCCUPATION                 DIRECTOR SINCE
----------------                 ---                --------------------                 --------------
Constance F. Galley............  61    Retired Chief Executive Officer & President,           1985
                                       Mercator Software, Inc. and Consultant
Ernest E. Keet(1)..............  62    President, Vanguard Atlantic Ltd.                      1985
Roy C. King....................  49    Chairman of the Board of Directors, Chief              2001
                                       Executive Officer & President
Michael E. Lehman(1)...........  52    Financial Consultant                                   2002
James P. Schadt(2).............  65    Vice Chairman of the Board of Directors                1998
Dennis G. Sisco(1)(2)(3).......  57    Partner, Behrman Capital                               1990
Mark C. Stevens(2)(3)..........  44    Consultant                                             2000

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Stock Option Committee

     Constance F. Galley has served as a director of Mercator since April 1985. From April 1985 until her retirement in November 2000, Ms. Galley was Chief Executive Officer & President of Mercator. Since November 2000, Ms. Galley has been an independent consultant. Ms. Galley has over 30 years' experience in the software industry, including technical and management positions at IBM and Dun & Bradstreet. Ms. Galley received a BA from Duke University.

     Ernest E. Keet has served as a director of Mercator since April 1985. Mr. Keet has been the President and a Director of Vanguard Atlantic Ltd., a venture capital firm, since September 1984. Mr. Keet is a director of Axolotl Corp. (formerly AccentHealth) and serves on the boards of Engenia Software Inc., Cinemetrix Inc., ALARA Inc., Extenex Inc., the Trudeau Institute, and the Charles Babbage Foundation. Mr. Keet received a BME from Cornell University and an MS from New York University.

     Roy C. King was elected Chief Executive Officer, President and a director of Mercator in January 2001 and Chairman of the Board in March 2001. Prior to joining Mercator, Mr. King was President and CEO of Immedient Corporation, an e-business solutions company, from May 2000 through November 2000. He previously spent seven years at IBM, a multinational computer hardware and software company. While at IBM, Mr. King served as Executive -- Business Innovation Services-Industrial Sector from February 2000 to May 2000; he served as General Manager, Consulting and Integration -- Europe, Middle East, Africa from August 1997 through February 2000; he served as Vice President, Worldwide Manufacturing Industries Consulting from January 1996 through August 1997; and he served as Vice President, Manufacturing Industries Consulting -- North America from August 1993 through January 1996. Mr. King received a BS from Iowa State University and an MBA from Harvard University.

     Michael E. Lehman has served as a director of Mercator since April 2002. Mr. Lehman has been an independent financial consultant since August 2002. From August 2000 to August 2002, Mr. Lehman was Executive Vice President, Corporate Resources and Chief Financial Officer of Sun Microsystems, Inc. and he served as Vice President, Corporate Resources and Chief Financial Officer of Sun Microsystems, Inc. from January 1998 to August 2000. Mr. Lehman serves on the boards of Sun Microsystems, Inc., Net IQ, MGIC, and Echelon, Inc. Mr. Lehman received a BBA from University of Wisconsin.

     James P. Schadt served as interim Chief Executive Officer of Mercator from November 2000 until January 2001. Mr. Schadt has served as a director of Mercator since August 1998 and was Chairman of the Board from August 2000 until March 2001. He has been Vice Chairman since March 2001. Mr. Schadt served as the Chairman of Dailey Capital Management, L.P. from December 1998 until January 2002. From August 1994 until his retirement in August 1997, Mr. Schadt was the Chief Executive Officer of Readers Digest Association, Inc. Mr. Schadt received a BA from Northwestern University.

     Dennis G. Sisco has served as a director of Mercator since January 1990. Since January 1998, he has been a partner of Behrman Capital, a private equity investment firm with more than $1.1 billion in assets under management. Previously Mr. Sisco served as Executive Vice President of Dun & Bradstreet and one of its successor entities, Cognizant Corporation. He also serves as a Director of Gartner Inc. and several private companies. Mr. Sisco received a BA from McDaniel College and is a member of the McDaniel College Board of Trustees.

     Mark C. Stevens has served as a director of Mercator since October 2000. Mr. Stevens has been a partner at Fenwick & West LLP, a law firm, since May 2003 (where he also was a partner from June 1990 until January 1999). From August 2001 until May 2003, he was an independent consultant. From January 1999 to August 2001, Mr. Stevens was Executive Vice President, Business Development of At Home Corporation, where he was responsible for leading the company's business and corporate development activities. At Home filed for bankruptcy protection under Chapter 11 of the Federal bankruptcy laws in November 2001. From June 1990 to January 1999, Mr. Stevens was a partner with the law firm of Fenwick & West. Mr. Stevens received a BS from Santa Clara University and a JD from Northwestern University.

INFORMATION ABOUT NON-DIRECTOR EXECUTIVE OFFICERS

     The name of each executive officer of Mercator who is not also a director of Mercator and certain information about them (ages as of August 11, 2003) are set forth below:

NAME                                   AGE                     POSITION IN MERCATOR
----                                   ---                     --------------------
Michael J. Collins...................  39    Senior Vice President, Chief Marketing Officer
Jill M. Donohoe......................  34    Senior Vice President, Global Alliances and Corporate
                                             Development
David L. Goret.......................  39    Senior Vice President, General Counsel and Secretary
Kenneth J. Hall......................  45    Executive Vice President, Chief Financial Officer and
                                             Treasurer
Gerald E. Klein......................  55    Vice President, Americas, and Assistant Secretary
David S. Linthicum...................  40    Executive Vice President, Research and Development, and
                                             Chief Technology Officer
Mark W. Register.....................  40    Executive Vice President and President, Worldwide Field
                                             Operations
Ronald R. Smith......................  57    Senior Vice President and Chief Administrative Officer
Thracy P. Varvoglis..................  54    Senior Vice President, Financial Services Industry
                                             Solutions Group

     Michael J. Collins has been Senior Vice President and Chief Marketing Officer since August 2002. From August 2001 to August 2002, Mr. Collins was Senior Vice President and Chief Marketing Officer at Xchange, Inc., a provider of customer relationship management solutions. From February 2000 to May 2001, he was Senior Vice President and Chief Marketing Officer at Metiom, Inc., a web site company providing group purchasing power to small business owners, and from August 1997 to February 2000, he was Vice President, Worldwide Corporate Marketing at Saga Software, Inc., a provider of enterprise systems software. Mr. Collins received a BA from Rowan University.

     Jill M. Donohoe has been Senior Vice President, Global Alliances and Corporate Development since October 2001. From June 2000 to October 2001, Ms. Donohoe was a Vice President at the investment banking firm, MAST Services, LLC, a Monitor Group Company. From June 1999 to June 2000, she was Executive Vice President, Business Development at Rxcentric, Inc., an eHealth start-up that focused on eDetailing and online marketing/education for pharmaceutical companies. From September 1998 to June 1999, she was a Global Client Partner at iXL Inc., an information technology services company. Prior to that, Ms. Donohoe was the Senior Director of Business Development at Larry Miller Productions, a marketing, communications and internet solutions company that was acquired by iXL. Ms. Donohoe received a BA from Providence College.

     David L. Goret became Senior Vice President, General Counsel and Secretary in September 2002. Prior to joining Mercator, from April 2000 to August 2002, he was Executive Vice President, Administration and General Counsel of Hawk Holdings, a technology holding company. From January 1999 to April 2000, Mr. Goret was Vice President, Internet & Multimedia Law at Qwest Internet Solutions, a wholly-owned subsidiary of Qwest Communications, a telecommunications company, and from February 1996 to December 1998, he was Vice President, General Counsel at Icon CMT Corp., an Internet solutions provider, which was acquired by Qwest in 1998. Mr. Goret received a BA from Duke University and a JD from University of Michigan Law School.

     Kenneth J. Hall became Senior Vice President, Chief Financial Officer and Treasurer in August 2001. In December 2001, he was promoted to his current position of Executive Vice President, Chief Financial Officer and Treasurer. From April 2000 to June 2001, Mr. Hall worked as an independent consultant advising companies on strategic and financial matters. From August 1999 to March 2000, Mr. Hall was Executive Vice President and Chief Financial Officer at Onsite Access, Inc., an early stage broadband communications company. OnSite Access filed for bankruptcy protection under Chapter 11 of the Federal bankruptcy laws in May 2001. From March 1997 to December 1998, he was Senior Vice President, Chief Financial Officer and Treasurer at Icon CMT Corp. until its acquisition by Qwest Communications International Inc., and he served in the same capacity at Qwest Internet Solutions, Inc., a successor-in-interest to Icon CMT Corp. and wholly-owned subsidiary of Qwest Communications International, Inc. until April 1999. Mr. Hall received a BS from Lehigh University and an MBA from Golden Gate University.

     Gerald E. Klein became General Counsel, Americas and Assistant Secretary in September 2002. He was General Counsel, Americas and Secretary in August 2000 and became Vice President, Americas in May 2001. From November 1993 through May 2000, Mr. Klein was Purchasing and Credit Counsel at Union Carbide Corporation, a multinational chemical company. Mr. Klein received a BA from Brooklyn College and a JD from New York University.

     David S. Linthicum became Senior Vice President, Software Development and Chief Technology Officer in March 2001. In December 2001, he was promoted to his current position of Executive Vice President, Research and Development and Chief Technology Officer. From December 1997 to February 2001, Mr. Linthicum was Chief Technology Officer of SAGA Software, Inc., a provider of enterprise systems software. Mr. Linthicum has a BS from George Mason University.

     Mark W. Register became Vice President, Asia Pacific in June 2000. He was promoted to President, Asia Pacific in January 2001, and was promoted to Executive Vice President & President, Worldwide Field Operations in October 2001. He was Vice President, Application Services of Computer Sciences Corporation (Australia), an information technology services company, from January 2000 to June 2000. Prior to Computer Sciences Corporation, he was at GE Capital, IT Solutions where he served as General Manager, Systems Integration and Managed Services, from January 1999 until December 1999, Integration and Quality Leader from August 1998 through December 1998, the General Manager of GE Capital IT Solutions' Eastern Region from April 1997 through August 1998 and the General Manager for Integrated Outsourcing from September 1996 through April 1997. Mr. Register graduated from Curtin University of Technology in Perth Western Australia and attended Auckland Institute of Technology (formerly Auckland Technical Institute).

     Ronald R. Smith served as an operations consultant for Mercator from February 2001 through June 2001 before being appointed Mercator's Vice President, Global Operations in June 2001. In January 2002, he was promoted to Senior Vice President and Chief Administrative Officer. From March 2000 until February 2001, Mr. Smith taught leadership development at Northwood University. From January 1995 to March 2000, Mr. Smith was a Business Operations Manager at IBM Corp. Mr. Smith received a BS from Youngstown State University.

     Thracy P. Varvoglis has been Senior Vice President, Financial Services Industry Solutions Group since August 2002. He joined Mercator as Vice President, Financial Solutions in March 2002. From March 2001 to March 2002, Mr. Varvoglis was a Vice President at Compaq. From September 1992 to March 2001, he was a Vice President for IBM's Global Services Division. Mr. Varvoglis received a BEE from Pratt Institute and an MEE from Stevens Institute.

COMPENSATION OF DIRECTORS

     Mercator reimburses its directors for reasonable expenses associated with their attendance at Board and committee meetings. Directors who are not employees also receive cash compensation as follows: (a) an annual retainer of $15,000, (b) $1,500 per Board meeting attended and (c) $500 per committee meeting attended. Directors are eligible to participate in Mercator's 1997 Directors Stock Option Plan (the "Directors Plan") and the 1997 Equity Incentive Plan (the "1997 Plan"). In December 2002, the Board revised the annual option grant compensation to: (a) 50,000 options as an initial grant for new directors,
(b) 20,000 options each year for continuing directors and (c) 3,000 option grants for chairpersons of the Board committees. This revision had the effect of increasing the annual grant by 10,000 options retroactive to the 2002 grants. The Board also accelerated the 2003 grant to be issued in December 2002 thereby giving each continuing director a total of 30,000 options in December 2002. During 2002, the following stock options to purchase shares of Mercator Common Stock were granted to non-employee directors under the Directors Plan and the 1997 Plan: Constance Galley received an option grant under the Directors Plan to purchase 10,000 shares at an exercise price of $1.50 per share and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share; Ernest Keet received an option grant under the Directors Plan to purchase 10,000 shares at an exercise price of $1.50 and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share; Michael Lehman received three option grants under the Directors Plan to purchase, in the aggregate, 70,000 shares at an exercise price of $3.60 per share and 3,000 shares at an exercise price of $1.50 per share, and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share; James Schadt received two option grants under the Directors Plan to purchase a total of 13,000 shares at an exercise price of $1.50 per share and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share; Dennis Sisco received an option grant under the Directors Plan to purchase 10,000 shares at an exercise price of $1.50 per share and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share; and Mark Stevens received two option grants under the Directors Plan to purchase a total of 13,000 shares at an exercise price of $1.50 per share and an option grant under the 1997 Plan to purchase 30,000 shares at an exercise price of $0.94 per share.

     During March 2003, the Board determined that two of its members, Messrs. Sisco and Stevens, should provide management with advice and oversight during the proxy contest and in connection with Mercator's evaluation of strategic alternatives and should keep the Board informed about the proxy contest and such evaluation. As compensation for providing such advice and oversight, Mercator agreed to pay Mr. Sisco $3,500 per week during the proxy contest and $1,750 per week thereafter and agreed to pay Mr. Stevens $6,500 per week during the proxy contest and $3,250 per week thereafter. At the time the Board assigned these tasks to Messrs. Sisco and Stevens, it was expected that the assignment would end before the end of June 2003. However, Mercator's evaluation of strategic alternatives lasted longer than originally anticipated and, as of August 11, 2003, Messrs. Sisco and Stevens had earned approximately $40,000 and $73,000, respectively, for their services. They are also reimbursed for all out-of-pocket expenses they incur in connection with such services.

BOARD OF DIRECTORS AND COMMITTEES

     Board of Directors. The Board has standing Audit, Compensation and Stock Option Committees. The Board does not have a nominating committee or a committee performing similar functions, but has in the past performed such functions itself.

     During 2002, the Board met nine times. Diane Baker, who resigned as a director on February 13, 2002, attended no meetings during 2002.

     Audit Committee. The Audit Committee is comprised of Messrs. Lehman (Chairman), Keet and Sisco, all of whom are independent (as independence is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules). The Audit Committee met 10 times during 2002. The Audit Committee meets with Mercator's independent accountants to review the adequacy of Mercator's internal control systems and financial reporting procedures, reviews the general scope of Mercator's annual audit and the fees charged by the independent accountants, reviews and monitors the performance of non-audit services by Mercator's independent accountants, reviews the fairness of any proposed transaction between Mercator and any officer, director or other affiliate of Mercator (other than transactions subject to the review of the Compensation Committee), and after such review, makes recommendations to the full Board, and performs such further functions as may be required by the Nasdaq National Market, on which Mercator Common Stock is listed.

     Ms. Baker, former chairperson of the Audit Committee in 2001, resigned from the Board and the Audit Committee in February 2002. Accordingly, in view of Mercator's need for an immediate replacement for Ms. Baker and its inability to locate a new Audit Committee member on short notice, and under such limited and exceptional circumstances, the Board appointed Mr. Schadt as interim Chairman of the Audit Committee for the period from February 2002 until April 2002 based on his knowledge and experience in financial matters. Mr. Schadt is not "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules because he was employed by Mercator as Chairman of the Board and interim Chief Executive Officer within the past three years. In April 2002, the Board elected Michael E. Lehman as a director and as Chairman of the Audit Committee to replace Mr. Schadt.

     Compensation Committee. Messrs. Schadt (Chairman), Sisco and Stevens comprise the Compensation Committee. During 2002, the Compensation Committee met eight times. The Compensation Committee recommends compensation for officers and key employees of Mercator.

     Compensation Committee Interlocks and Insider Participation. Mr. Schadt, a member of Mercator's Compensation Committee, was a former officer of Mercator. He held the position of interim Chairman and Chief Executive Officer of Mercator from November 2000 to May 2001. Mr. Schadt's son-in-law is the chief executive officer of Harvard Pilgrim Health Care, with whom Mercator has entered into a license agreement described under "Certain Relationships and Related Transactions" on page 21. Messrs. Sisco and Stevens, who are also members of the Compensation Committee, have no interlocking relationships as defined by the SEC.

     Stock Option Committee. Messrs. Stevens (Chairman) and Sisco comprise the Stock Option Committee. Messrs. Stevens and Sisco are non-employee directors within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Messrs. Stevens and Sisco are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Neither of the members of the Stock Option Committee has any interlocking relationships as defined by the Securities and Exchange Commission. During 2002, the Stock Option Committee met four times. The Stock Option Committee is authorized to administer Mercator's equity compensation plans (other than the 1997 Directors Stock Option Plan) including granting stock options and awarding restricted stock and stock bonuses pursuant to such plans. The President/Chief Executive Officer has been delegated authority to grant limited stock options to persons who are not subject to Section 16 of the Exchange Act.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Mercator Common Stock as of August 11, 2003 by:

     - each stockholder known by Mercator to be the beneficial owner of more than 5% of the outstanding Mercator Common Stock;

     - each director and nominee;

     - each of the named executive officers of Mercator listed in the table under the caption "Executive Compensation"; and

     - all directors and executive officers as a group.

     Except as otherwise indicated in the footnotes to the table, the beneficial owners have sole voting and investment power (subject to community property laws where applicable) as to all of the shares of Mercator

Common Stock beneficially owned by them. The Mercator Common Stock owned by the executive officers and directors of Mercator is subject to the Stock Tender Agreement (as defined below) to the extent set forth therein.

                                               AMOUNT AND NATURE OF     PERCENT OF OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER(1)        BENEFICIAL OWNERSHIP        COMMON STOCK(2)
---------------------------------------        --------------------     ----------------------
Ernest E. Keet...............................        1,676,867(3)                 4.7%
Roy C. King..................................        1,142,713(4)                 3.1%
Constance F. Galley..........................          994,779(5)                 2.7%
James P. Schadt..............................          610,500(6)                 1.7%
Kenneth J. Hall..............................          491,821(7)                 1.4%
David S. Linthicum...........................          401,828(8)                 1.1%
Mark W. Register.............................          282,668(9)                   *
Jill M. Donohoe..............................          232,023(10)                  *
Dennis G. Sisco..............................          122,000(11)                  *
Mark C. Stevens..............................           75,250(12)                  *
Michael E. Lehman............................           40,500(13)                  *
Robert J. Farrell............................               --                     --
Michael E. Wheeler...........................               --                     --
All executive officers and directors as a
  group (16 persons).........................        6,450,259(14)               16.1%
Ascential Software Corporation...............        6,221,619(15)               15.5%
Greek Acquisition Corporation................       13,397,787(16)               28.4%

---------------

  *  Less than 1%

 (1) Except as otherwise noted, the address of record is c/o Mercator Software, Inc., 45 Danbury Road, Wilton, CT 06897.

 (2) Based upon a total of (i) 35,898,791 shares of Mercator Common Stock outstanding as of August 11, 2003, and (ii) shares of Mercator Common Stock issuable pursuant to options held by the respective person or group which may be exercised within 60 days of August 11, 2003. Shares of Mercator Common Stock subject to options that are exercisable within 60 days of August 11, 2003 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (3) Consists of 108,000 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 held by Ernest E. Keet, 250,000 shares of Mercator Common Stock held of record by Vanguard Atlantic Ltd. ("Vanguard"), 284,884 shares of Mercator Common Stock held of record by the Ernest E. & Nancy R. Keet Foundation, 413,761 shares of Mercator Common Stock held of record by the Ernest E. Keet Grantor Retained Annuity Trust, 499,136 shares of Mercator Common Stock held of record by the Ernest E. & Nancy R. Keet Family Trust, and 121,086 shares of Mercator Common Stock held of record by Mr. Keet. Mr. Keet exercises voting and investment power with respect to the shares held by the Ernest E. & Nancy R. Keet Foundation, the Ernest E. Keet Grantor Retained Annuity Trust, and the Ernest E. & Nancy R. Keet Family Trust. Mr. Keet is the President of Vanguard and exercises voting and investment power with respect to its shares of Mercator Common Stock and may be deemed to beneficially own the shares owned by such entity. Mr. Keet disclaims beneficial ownership of the shares held by Vanguard, the Ernest E. & Nancy
     R. Keet Foundation, the Ernest E. & Nancy R. Keet Family Trust, and by the ErnestE. Keet Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein. The address of Mr. Keet is c/o Vanguard, P.O. Box 1360, Saranac Lake, NY 12983.

 (4) Consists of 1,054,686 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 88,027 shares of Mercator Common Stock held of record by Mr. King.

 (5) Includes 455,000 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003, and 532,779 shares of Mercator Common Stock held of record by Ms. Galley. Also includes 7,000 shares of Mercator Common Stock owned by Ms. Galley's husband, Richard Galley, with respect to which Ms. Galley disclaims beneficial ownership.

 (6) Includes 556,500 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 47,000 shares of Mercator Common Stock held of record by Mr. Schadt. Also includes 7,000 shares of Mercator Common Stock held by Mr. Schadt's wife, Barbara Schadt, with respect to which Mr. Schadt disclaims beneficial ownership.

 (7) Consists of 459,899 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 31,922 shares of Mercator Common Stock held of record by Mr. Hall.

 (8) Consists of 387,601 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 14,227 shares of Mercator Common Stock held of record by Mr. Linthicum.

 (9) Consists of 267,575 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 15,093 shares of Mercator Common Stock held of record by Mr. Register.

(10) Consists of 232,023 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003.

(11) Consists of 105,000 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 17,000 shares of Mercator Common Stock held of record by Mr. Sisco.

(12) Consists of 74,750 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003 and 500 shares of Mercator Common Stock held of record by The Stevens-Murphy Living Trust, of which Mr. Stevens and his wife are Trustees.

(13) Consists of 20,500 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003, and 20,000 shares of Mercator Common Stock held of record by Mr. Lehman.

(14) Includes an aggregate of 4,086,828 shares of Mercator Common Stock subject to options currently exercisable or exercisable within 60 days of August 11, 2003.

(15) Information is based on the Schedule 13D filed with the SEC by Ascential and Purchaser on August 12, 2003. Ascential disclaims beneficial ownership of these shares of Mercator Common Stock. The address of record is Ascential Software Corporation, 50 Washington Street, Westborough, MA 01581.

(16) Includes 6,221,619 shares of Mercator Common Stock of which voting power is shared with Ascential. Information is based on the Schedule 13D filed with the SEC by Ascential and Purchaser on August 12, 2003. Purchaser disclaims beneficial ownership of these shares of Mercator Common Stock. The address of record is Ascential Software Corporation, 50 Washington Street, Westborough, MA 01581.

STOCK TENDER AGREEMENT

     Ascential and Purchaser have entered into a Stock Tender Agreement, dated as of the date of the Merger Agreement (the "Stock Tender Agreement"), with each of Ernest E. Keet, Roy C. King, Constance F. Galley, James P. Schadt, Dennis G. Sisco, Mark C. Stevens, Michael E. Lehman, Kenneth J. Hall, David S. Linthicum, Mark W. Register, Thracy P. Varvoglis, Jill M. Donohoe, Michael J. Collins, David L. Goret, Ronald R. Smith and Greg O'Brien, as stockholders and option holders of Mercator (each a "Stockholder" and collectively, the "Stockholders"). Pursuant to the Stock Tender Agreement, each Stockholder has: (i) agreed to tender such Stockholder's Individual Shares (as defined in the Stock Tender Agreement) promptly after Purchaser commences the Offer; and (ii) appointed Peter Fiore, Scott Semel and Robert McBride, as officers of Purchaser, an irrevocable proxy
(A) to vote the Stockholders' Individual Shares in favor of the Merger and the Merger Agreement and (B) vote against any action or agreement that is contrary to the Merger Agreement or the Stock Tender Agreement, or that would materially change Mercator's corporate structure or business. The Stock Tender Agreement also gives Ascential an option to acquire all the Individual Shares at a purchase price per share equal to the Offer Price (or such higher price as may be offered by Purchaser in the Offer), exercisable only if the Stockholders fail to comply with the Stock Tender Agreement, or if the Stockholders withdraw their tender of shares of Mercator Common Stock made pursuant to the Offer.

     As of August 11, 2003, Mercator's directors, executive officers and officers that entered into the Stock Tender Agreement owned an aggregate of 2,107,706 shares of Mercator Common Stock representing approximately 5.9% of Mercator's currently outstanding shares and beneficially owned (determined in accordance with Rule 13d-3 under the Exchange Act) an aggregate of 6,488,637 shares of Mercator Common Stock, representing approximately 16.2% of Mercator's shares assuming the exercise of all of their options that are exercisable within 60 days of August 11, 2003.

     A summary of the Stock Tender Agreement was provided in the Schedule 14D-9 and a copy of the Stock Tender Agreement was attached as exhibit (e)(4) thereto.

COMMON STOCK OPTION AGREEMENT

     Ascential, Purchaser and Mercator have entered into a Common Stock Option Agreement (the "Option Agreement") under which Mercator has granted Purchaser an option to purchase from Mercator not more than 19.99% of the then outstanding shares of Mercator Common Stock, at a price per share of Mercator Common Stock equal to $3.00. This option is exercisable by Purchaser only after the acceptance of and payment for shares of Mercator Common Stock pursuant to the Offer, and it is also conditioned upon Purchaser owning at least 90% of the outstanding shares of Mercator Common Stock immediately following the exercise of the option. The portion of the purchase price owing upon exercise of such option will be equal to the product of (i) the number of shares of Mercator Common Stock purchased pursuant to such option multiplied by (ii) the par value per share will be paid to Mercator in cash, and the balance of the purchase price will be paid by delivery to Mercator of a non-interest bearing unsecured demand note from Purchaser that is guaranteed by Ascential. Such option may be exercised on two day's written notice given by Purchaser to Mercator.

     A summary of the Option Agreement was provided in the Schedule 14D-9 and a copy of the Option Agreement was attached as exhibit (e)(2) thereto.

                             EXECUTIVE COMPENSATION

     The following table sets forth compensation paid or awarded for services rendered in all capacities to Mercator and its subsidiaries during 2000, 2001 and 2002 to: (i) Mercator's Chief Executive Officer during 2002, (ii) Mercator's four other most highly compensated executive officers who were serving as executive officers during 2002, and (iii) two former executive officers of Mercator (collectively, (i), (ii) and (iii) are referred to as the "named executive officers"). This information includes base salaries and bonus awards, the dollar values of shares subject to stock options granted and certain other compensation, if any, whether paid or deferred. Mercator does not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                                AWARDS
                                          ANNUAL COMPENSATION                ------------
                              --------------------------------------------    SECURITIES
                                                              OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR(1)    SALARY    BONUS(2)   COMPENSATION     OPTIONS      COMPENSATION(3)
---------------------------   -------   --------   --------   ------------   ------------   ---------------
Roy C. King.................   2002     $410,192   $200,000     $     --        300,000         $30,510
  Chairman of the Board of     2001      351,923         --           --      1,000,000          15,163
  Directors, Chief Executive
  Officer and President

                               2000           --         --           --             --              --

Kenneth J. Hall.............   2002     $307,500   $ 25,000     $     --        300,000         $14,585
  Executive Vice President,    2001      126,923    137,500           --        400,000             411
  Chief Financial Officer
  and Treasurer

                               2000           --         --           --             --              --

Mark W. Register............   2002     $235,617   $ 52,495     $304,116(4)     300,000         $22,004
  Executive Vice President     2001      181,270      7,203           --         30,000              --
  and President, Worldwide
  Field Operations

                               2000      108,887     86,112           --         75,000              --

David S. Linthicum..........   2002     $281,827   $100,000     $     --        300,000         $15,613
  Executive Vice President,    2001      178,077         --           --        350,000             685
  Research and Development
  and Chief Technology
  Officer

                               2000           --         --           --             --              --

Jill M. Donohoe.............   2002     $231,058   $ 97,500     $     --        200,000         $ 6,233
  Senior Vice President,       2001       43,269     50,000           --        250,000             117
  Global Alliances and
  Corporate Development

                               2000           --         --           --             --              --

Michael E. Wheeler..........   2002     $244,269   $200,000     $     --         50,000         $31,544
  Senior Vice President,       2001       52,885    100,000           --        300,000             222
  Manufacturing, Retail and
  Distribution Industry
  Solution Unit(5)

                               2000           --         --           --             --              --

Robert J. Farrell...........   2002     $222,820   $150,000     $     --         50,000         $ 3,233
  Senior Vice President, and   2001      103,846         --           --        300,000             360
  President, Americas(5)
                               2000           --         --           --             --              --

---------------

(1) Mr. King became Chief Executive Officer and President of Mercator on January 16, 2001; Mr. Hall became Senior Vice President, Chief Financial Officer and Treasurer on August 9, 2001; Mr. Linthicum became Senior Vice President, Research and Development, and Chief Technology Officer on March 14, 2001; Ms. Donohoe became Senior Vice President, Global Alliances & Corporate Development on October 15, 2001; Mr. Wheeler became Senior Vice President, Product Intensive Enterprises on October 8, 2001; and Mr. Farrell became Senior Vice President and President, Americas on August 9, 2001. The amounts shown in the table for 2001 with respect to these officers are payments from such dates.

(2) Bonus amounts are reported in the year paid.

(3) Includes: (a) Mercator matching 401(k) contributions for: (i) Mr. King of $5,683 and $5,481 for 2002 and 2001, respectively; (ii) Mr. Hall of $4,550 for 2002; (iii) Mr. Linthicum of $3,469 for 2002; (iv) Ms. Donohoe of $1,692 for 2002; and (v) Mr. Wheeler of $5,420 for 2002; (b) insurance and disability premiums and medical expense reimbursement for: (i) Mr. King of $24,827 and $9,682 for 2002 and 2001, respectively; (ii) Mr. Hall of $10,035 and $411 for 2002 and 2001, respectively; (iii) Mr.

    Linthicum of $12,144 and $685 for 2002 and 2001, respectively; (iv) Ms. Donohoe of $4,541 and $117 for 2002 and 2001, respectively; (v) Mr. Register of $1,750 for 2002; (vi) Mr. Wheeler of $5,740 and $222 for 2002 and 2001,
    respectively; and (vii) Mr. Farrell of $3,233 and $360 for 2002 and 2001, respectively; (c) payments for Mr. Register under the Australian Superannuation Plan of $20,197 (this payment is required to made for all Australian employees under applicable Australian law) and $57 for salary continuance insurance premium, both for 2002; and (d) severance for Mr. Wheeler of $20,384.

(4) Includes relocation and related expenses for overseas assignments of $105,407, relocation and related expenses for U.S. assignment of $41,486, income tax payments of $144,521, social security payments and a car allowance.

(5) Mr. Wheeler served until November 8, 2002 and Mr. Farrell served until August 21, 2002.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board (the "Compensation Committee") oversees Mercator's executive compensation program. The Compensation Committee has three members: James P. Schadt, Chairman, Dennis G. Sisco and Mark C. Stevens. Messrs. Sisco and Stevens are non-employee directors within the meaning of Section 16 of the Exchange Act, and are "outside directors" within the meaning of Section 162(m) of the Code. None of the members of the Compensation Committee has any interlocking relationships as defined by the SEC.

GENERAL COMPENSATION PHILOSOPHY

     The primary function of the Compensation Committee is to assist the Board in fulfilling its responsibilities of establishing the general compensation policy of Mercator by (i) reviewing base salary levels and target bonuses for the Chief Executive Officer ("CEO") and other executive officers and key employees of Mercator, and (ii) overseeing Mercator's incentive and equity plans together with Mercator's Stock Option Committee. The Compensation Committee typically reviews base salary levels and target bonuses for the CEO and other executive officers and key employees of Mercator at or about the beginning of each year, based on input from, and information compiled by, management. In addition to their base salaries, Mercator's executive officers, including the CEO, and key employees, are each eligible to receive a cash bonus pursuant to a management incentive plan and are entitled to participate in the 1997 Equity Incentive Plan.

     Mercator's compensation policy for executive officers and key employees is to relate compensation directly to corporate performance and stockholder value. The Compensation Committee establishes Mercator's compensation policies applicable to the executive officers and key employees, including the CEO, and evaluates the performance of such persons. The Compensation Committee has adopted the following guidelines for compensation decisions:

     - provide a competitive total compensation package that enables Mercator to attract and retain key executive talent;

     - align all pay programs with Mercator's annual and long-term business strategies and objectives; and

     - provide variable compensation opportunities that are directly linked to the performance of Mercator and that link executive reward to stockholder return.

     Mercator's compensation policy relates a portion of each individual's total compensation to company-wide and individual objectives based on corporate performance goals set forth at the beginning of the year.

     The base salaries and incentive compensation of the executive officers are determined by the Compensation Committee, and stock option grants to executive officers are determined by the Stock Option Committee, in part by reviewing data on prevailing compensation practices in companies with whom Mercator competes for executive talent, and by evaluating such information in connection with Mercator's corporate goals. In certain extraordinary circumstances, the Compensation Committee may review and make recommendations with respect to stock options. In order to determine base salary, target bonuses and total target cash compensation, the Compensation Committee, in consultation with management, also reviews general market conditions, compensation history of the candidate, and compares the compensation of Mercator's executive officers and key employees with the compensation packages of similarly situated executives and employees at comparable companies.

2002 EXECUTIVE COMPENSATION

     Base Salary. In order to evaluate Mercator's competitive position in the industry, the Compensation Committee reviews and analyzes the compensation packages, including base salary levels offered by other software companies that we believe to be in our peer group, including companies such as SeeBeyond Technology Corporation, Tibco Software Inc., Vitria Technology, Inc., and Webmethods, Inc. In reviewing the compensation packages offered by these other companies, the Compensation Committee examined a variety of factors, including their relative size, performance and operational goals. With respect to our corporate executive officers, other than the CEO, the Compensation Committee also has considered other factors, such as each executive's scope of responsibility, performance, prior experience and salary history, as well as the compensation packages of other executives at Mercator. The Compensation Committee initially targeted above the mid-market level of the industry competitive base salary range and made adjustments (or not) based on these other factors to arrive at base salary for the year. No specific fixed weighting or formula was applied to these factors in determining base salary. Rather, the Compensation Committee exercised its judgment in evaluating these factors and in determining the appropriate base salary.

     The base salaries of Mercator's executives are generally at or above those of executives at companies in Mercator's peer group. There are two reasons for this. First, most of Mercator's current management was hired by the Board early in 2001 to effect a turn-around of Mercator. The people Mercator hired were, in some instances, paid above the 50th percentile of Mercator's peer group in order to compensate them for increased risk and uncertainty in taking on the challenges facing Mercator. Second, the compensation of many executives at companies in Mercator's peer group had been at their companies for a relatively long period of time and, accordingly, their total compensation packages had a significant portion of non-cash compensation. In lieu of significant beneficial ownership for Mercator's new management, the Compensation Committee determined to provide total compensation packages with relatively higher levels of cash compensation (both salary and bonus opportunity) to reward a successful turn-around.

     Incentive Awards. In 2002, unless covered by an employment agreement, senior level managers of Mercator, including executive officers, were eligible to receive an annual bonus based upon (i) the financial goals of Mercator, as determined by the Compensation Committee, and (ii) the employee's achievement of other objectives as determined by the Compensation Committee. As discussed above, the Compensation Committee also reviewed the bonus packages offered by the other members of Mercator's peer group, targeting above the mid-market level of the industry competitive bonus range if all strategic and operational targets are achieved, and then examined other factors to determine the aggregate bonus opportunity offered to Mercator's executives. The Compensation Committee has the discretion to determine: the individuals who are to receive bonuses, the amount of the bonus, the weighting between Mercator's financial goals and other corporate objectives when determining an individual's bonus, and whether to revise bonus amounts and targets during the year if market conditions warrant.

     In 2002, each executive was eligible to receive a bonus of up to 100% of their base salary if Mercator achieved pre-determined strategic targets (e.g., license revenues from partners and market capitalization) and operational targets (e.g., revenue and EBITDA). A portion of the bonus was then earned if for each target that is achieved. As discussed above, each executive also had individual objectives. The original bonus pool at 100% achievement of objectives would have paid $2.3 million to Mercator's executives. Based on Mercator's performance relative to the revised targets in 2002, Mercator instead paid $1.0 million in bonuses.

     Long-Term Incentive Awards. The Compensation Committee believes that equity-based compensation in the form of stock options links the interests of management and Mercator's stockholders by focusing employees and management on increasing stockholder value. Stock options generally have value only if the price of Mercator's stock increases above the fair market value on the grant date and the option grantee remains in Mercator's employ for the period required for the shares to vest.

     Chief Executive Officer Compensation. The Compensation Committee, together with the Board, also subjectively evaluates the level of performance of the CEO to determine current and future appropriate base pay levels. For the CEO, the Compensation Committee has in prior years targeted above the mid-market level of the base salary range determined by its aforementioned competitive analysis, and has given significant emphasis to annual bonus and longer-term incentives for Mr. King's total compensation package. For fiscal year 2002, Mr. King's base salary was $400,000. Total compensation paid in 2002 was $410,192 in salary and $200,000 in bonus, with additional compensation in the form of long-term incentive awards as described above. The additional $10,192 in salary was due to a payroll change from bi-weekly to semi-monthly resulting in an additional payroll for all employees for the period from December 21, 2002 to December 31, 2002.

     Mr. King's arrangements were determined in a manner consistent with the factors described above for all executive officers and with available market data as to competitive compensation terms. In January 2002, Mr. King's base salary was increased from $375,000 to $400,000 in recognition of, among other things, a significant increase in Mercator's market capitalization during his tenure through that date. His bonus compensation was determined based on his achievement of certain operating targets (revenue and EBITDA) and certain strategic targets (license revenue, revenue influenced by partners and market capitalization). Mr. King has not received a base salary increase in 2003.

     Mr. King did not participate in any compensation deliberations of the Board, the Compensation Committee or the Stock Option Committee with respect to any of his compensation. The Committee considered this compensation package appropriate in view of Mr. King's effectiveness in management and cost-cutting measures of Mercator in an unusually challenging global economic environment.

     Internal Revenue Code Section 162(m) Limitation. In general, under Section 162(m) of the Code, Mercator cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. Mercator has considered the limitations on deductions imposed by Section 162(m) of the Code and it is Mercator's present intention, for so long as it is consistent with its overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

     This report is provided by the following directors who constitute the Compensation Committee:

                                          James P. Schadt, Chairman
                                          Dennis G. Sisco
                                          Mark C. Stevens

                         STOCK OPTION COMMITTEE REPORT

     In 2002, stock options were granted in accordance with Mercator's 1997 Equity Incentive Plan to certain executive officers and key employees as incentives for them to become employees or to aid in their retention and to align their interests with those of the stockholders. Stock options typically have been granted to executive officers when the executive first joins Mercator, in connection with a significant change in responsibilities and, in certain cases, to achieve equity within a peer group. The Stock Option Committee may grant stock options to retain executive officers and key employees in order to strive to increase the value of Mercator Common Stock. The number of shares subject to each stock option granted is within the discretion of the Stock Option Committee and is based on anticipated future contribution and ability to impact Mercator results, past performance or consistency within the grantee's peer group. In 2002, the Stock Option Committee considered these factors, as well as the number of unvested option shares held by the grantee as of the date of grant. The stock options generally become exercisable over a four-year period and are granted at a price that is equal to the fair market value of Mercator Common Stock on the date of grant.

     In January 2002, the Stock Option Committee granted Mr. King, Mercator's Chairman of the Board of Directors, Chief Executive Officer and President, 300,000 options. The Stock Option Committee's determina-tion to grant such stock options was based on Mercator performance in 2001 (and that such performance was the result of his contributions) and the significant increase in market valuation realized by Mercator to provide a significant incentive for him to enhance long-term stockholder value. Additionally, the Board considered stock ownership of chief executive officers at other companies in Mercator's peer group.

     Mercator also granted other executives stock options in January 2002 based on Mercator performance in 2001 and the significant increase in market valuation realized by Mercator. In December 2002, in light of disappointing third quarter results and a recently completed workforce reduction which resulted in a 31% reduction in Mercator headcount, a proposal was made to accelerate the date for the granting of stock options from January 2003 to December 2002. The decision was made to provide additional options for purposes of motivation and retention, to a broad list of employees, whose present and potential contributions are important to the success of Mercator during the current challenging business period. These grants, made in December 2002, are intended to cover grants through and including December 31, 2004 (effectively covering two years of grants). This was deemed necessary and appropriate in light of Mercator's decision to freeze all executive and management salaries at the 2002 level, and the recently-undertaken workforce reduction. The Board approved the proposed option grants stipulating no further grants can be made to existing employees for 2003 or 2004 unless specifically approved by them in connection with a promotion or other extraordinary circumstances.

     This report is provided by the following directors who constitute the Stock Option Committee:

                                          Mark C. Stevens, Chairman
                                          Dennis G. Sisco

OPTION GRANTS IN 2002

     The following table sets forth information regarding option grants during 2002 pursuant to Mercator's 1997 Equity Incentive Plan (the "1997 Plan") to each of the named executive officers. The table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective ten-year terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term, as required by applicable SEC rules. They do not represent Mercator's estimate or projection of future Mercator Common Stock price or value of Mercator.

                                                                                 POTENTIAL REALIZABLE
                                                                                   VALUE AT ASSUMED
                                          PERCENTAGE                                ANNUAL RATES OF
                             NUMBER OF     OF TOTAL                                   STOCK PRICE
                             SECURITIES    OPTIONS                                   APPRECIATION
                             UNDERLYING   GRANTED TO   EXERCISE                   FOR OPTION TERM(2)
                              OPTIONS     EMPLOYEES    PRICE PER   EXPIRATION   -----------------------
NAME                         GRANTED(1)    IN 2002       SHARE        DATE          5%          10%
----                         ----------   ----------   ---------   ----------   ----------   ----------
Roy C. King................   300,000(3)     4.6%        $8.89        1/2/12    $1,677,262   $4,250,511
David S. Linthicum.........   100,000(4)     1.5%        $8.89        1/2/12    $  559,087   $1,416,837
                              200,000(4)     3.1%        1.169      11/27/12    $  147,036   $  372,617
Kenneth J. Hall............   120,000(4)     1.8%        $8.89        1/2/12    $  670,905   $1,700,204
                              180,000(4)     2.7%         0.94      12/18/12    $  106,409   $  269,661
Jill M. Donohoe............    50,000(4)     0.8%        $8.89        1/2/12    $  279,544   $  708,418
                              150,000(4)     2.3%         0.94      12/18/12    $   88,674   $  224,718
Mark W. Register...........    95,000(4)     1.4%        $8.89        1/2/12    $  531,133   $1,345,995
                              100,000(4)     1.5%         1.39       7/30/12    $   87,416   $  221,530
                              105,000(4)     1.6%         0.94      12/18/12    $   62,072   $  157,302
Michael E. Wheeler.........    50,000(4)     0.8%        $8.89        1/2/12    $  279,544   $  708,418
Robert J. Farrell..........    50,000(4)     0.8%        $8.89        1/2/12    $  279,544   $  708,418

---------------

(1) The options shown in the table were granted at fair market value, are incentive stock options (to the extent permitted under the Code) and will expire ten years from the date of grant, subject to earlier termination upon termination of the optionee's employment.

(2) Potential realizable values are calculated based on the fair market value of Mercator Common Stock at the date of grant minus the exercise price.

(3) These options vest 50% on each of 1/2/2005 and 1/2/2006.

(4) These options vest 25% on the date of grant and the remaining 75% quarterly thereafter for four years.

AGGREGATE OPTION EXERCISES IN 2002 AND YEAR-END OPTION VALUES

     There were no option exercises by the named executive officers during 2002. The following table consists of the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2002 and indicates values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and $0.97 per share, which was the closing price of Mercator Common Stock as reported on the Nasdaq National Market on December 31, 2002, the last day of trading for 2002. These values may not be realized.

                                                       NUMBER OF SECURITIES
                                                            UNDERLYING               VALUE OF UNEXERCISED
                               SHARES                   UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                              ACQUIRED                      AT YEAR-END                   AT YEAR-END
                                 ON       VALUE     ---------------------------   ---------------------------
NAME                          EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          --------   --------   -----------   -------------   -----------   -------------
Roy C. King.................      --         --       750,000        550,000        $   --         $   --
David S. Linthicum..........      --         --       266,960        383,040            --             --
Kenneth J. Hall.............      --         --       299,025        400,975         1,350          4,050
Jill M. Donohoe.............      --         --       166,404        283,596         1,125          3,375
Mark W. Register............      --         --       145,389        259,611           788          2,363
Michael E. Wheeler..........      --         --       150,777             --            --             --
Robert J. Farrell...........      --         --       129,686             --            --             --

TREATMENT OF OPTIONS

     The Merger Agreement provides that, at the effective time of the Merger, each then outstanding option to acquire Mercator Common Stock under one of Mercator's stock option plans (other than under the Directors Plan), whether or not then exercisable, will (without any action on the part of Mercator):

     - automatically be converted into an option to purchase Ascential's common stock;

     - have the same terms, and be subject to the same conditions, as they had before Mercator signed the Merger Agreement (after giving effect to any acceleration of vesting to which the holders are entitled as a result of the transactions contemplated by the Merger Agreement), except that each such option will be exercisable for the number of shares of Ascential's common stock that is equal to the product of:

        -- the number of shares of Mercator Common Stock issuable upon exercise of such option immediately prior to the Merger; and

        -- $3.00 per share divided by the average of: (i) the closing prices of Ascential's common stock during the 20 trading days preceding the fifth trading day prior to the public announcement of the Merger Agreement; and (ii) the closing prices of Ascential's common stock during the 20 trading days preceding the fifth trading day prior to the date of the Merger (such average, the "Option Exchange Ratio");

     - the per share exercise price of each such option will be changed to the quotient equal to: (i) the exercise price of such option immediately prior to the effective time of the Merger; and (ii) the Option Exchange Ratio.

     Mercator's Directors Plan provides that, prior to the effective time of the Merger, all of the then outstanding options thereunder will become fully vested and exercisable and that, following the effective time of the Merger, any unexercised options thereunder will be cancelled.

     The number of shares of Mercator Common Stock subject to options granted to
(a) directors, the vesting of which would be accelerated in the manner described above, is as follows: Ms. Galley, 77,500 shares; Mr. Keet, 40,000 shares; Mr. King, 621,876 shares; Mr. Lehman, 85,500 shares; Mr. Schadt, 43,000 shares; Mr. Sisco, 40,000 shares; and Mr. Stevens, 54,250 shares and (b) non-director executive officers, the vesting of which would be accelerated in the manner described above and under "Change of Control Arrangements," is as follows: Mr. Collins, 89,064 shares; Ms. Donohoe, 227,351 shares; Mr. Goret, 90,470 shares; Mr. Hall, 348,874 shares; Mr. Klein, 31,462 shares; Mr. Linthicum, 342,197 shares; Mr. Register, 302,815 shares; Mr. Smith, 104,376 shares; and Mr. Varvoglis, 104,301 shares.

EMPLOYMENT AGREEMENTS

     Compensation Agreements. Mercator has entered into agreements with the named executive officers as described below:

     Mr. King's agreement provides for an annual base salary of $375,000 and an option grant to purchase an aggregate of 1,000,000 shares of Mercator Common Stock, 250,000 shares of which were granted upon commencement of employment and 750,000 shares of which were issued on May 17, 2001. Mr. King currently receives an annual base salary of $400,000. The term of the agreement is five years commencing January 16, 2001. Mr. King shall be eligible to receive an annual operational bonus equal to 100% of his base salary upon achievement of certain profit and revenue targets. Mr. King is also eligible to receive an annual strategic bonus equal to 100% of his base salary upon achievement of certain strategic initiatives as set by the Compensation Committee at the beginning of each year. As a condition to receive the strategic bonus, Mr. King must achieve the minimum performance under the operational bonus. If Mr. King is terminated without cause or if he leaves with good reason, he will be entitled to receive unpaid salary through the termination date, severance compensation of 18 months base salary, a bonus amount equal to his operational bonus pro rated through the termination date, a bonus equal to 150% of his annual operational bonus payable during the 18 month severance period and 18 months of eligible benefits. Upon any such termination, stock options already vested shall remain vested and exercisable for the remainder of their originally stated term up to the maximum extension permitted by the 1997 Equity Incentive Plan, and any options to become vested within 18 months of the termination date shall vest and remain vested and exercisable for the remainder of their originally stated terms up to the maximum extension permitted by such Plan. Mr. King receives term life insurance valued at $3,050,000, with premiums paid by Mercator. Upon the constructive termination of Mr. King's employment within one year of a change of control, Mr. King will receive the same payments and benefits as if he were terminated without cause, however, he will receive such payments and benefits for a three year period. Also, upon a change of control, Mr. King is eligible to receive certain additional benefits. See "Change of Control Arrangements," below.

     Mr. Hall's agreement provides for an annual base salary of $275,000 and an option grant to purchase an aggregate of 400,000 shares of Mercator Common Stock. Mr. Hall currently receives an annual base salary of $300,000. Mr. Hall is eligible for a target bonus of 100% of his base salary, with a payout range of 0% to 300% of his base salary based upon meeting certain corporate performance and goals. If Mr. Hall is terminated for any reason other than for cause, the agreement provides for severance of twelve months' salary plus a bonus at 100% of his then base salary and twelve months of continued eligible benefits and other executive perquisites. Mr. Hall is entitled to receive term life insurance valued at $1,000,000 paid by Mercator. Upon a change of control, Mr. Hall is eligible to receive certain benefits. See "Change of Control Arrangements," below.

     Mr. Linthicum's agreement provides for an annual base salary of $200,000 and an option grant to purchase an aggregate of 250,000 shares of Mercator Common Stock. Mr. Linthicum currently receives an annual base salary of $275,000. He is eligible for a target bonus of 100% of his base salary with a payout range of 0% to 300% of his base salary based upon meeting certain corporate performance and goals. If Mr. Linthicum is terminated for any reason other than for cause, the agreement provides for severance of twelve months' salary, medical insurance and other executive perquisites. Mr. Linthicum is entitled to receive term life insurance valued at $1,150,000 paid by Mercator. Upon a change of control, Mr. Linthicum is eligible to receive certain benefits. See "Change of Control Arrangements," below.

     Ms. Donohoe's agreement provides for an annual base salary of $225,000 (her current salary) and an option grant to purchase an aggregate of 250,000 shares of Mercator Common Stock. Ms. Donohoe received a sign-on bonus of $100,000. Ms. Donohoe is eligible for a target bonus of 100% of her base salary, with a payout range of 0% to 300% of her base salary based upon meeting certain corporate and business unit performance goals. If Ms. Donohoe is terminated for any reason other than for cause, her agreement provides for severance of salary, executive benefits for medical insurance and other executive perquisites for twelve months. Ms. Donohoe is entitled to receive term life insurance valued at $500,000 paid by Mercator. Upon a change of control, Ms. Donohoe is eligible to receive certain benefits. See "Change of Control Arrangements," below.

     Mr. Register's agreement provides for an annual base salary of $225,000. Mr. Register currently receives an annual base salary of $250,000. He is eligible for a target bonus of 100% of base salary with a payout range of 0% to 300% of his base salary based upon meeting operational and strategic results. Mr. Register was on an assignment in Germany and as such received paid benefits including housing, education for family members, relocation expenses and certain tax equalization payments. Mr. Register is now on a two-year assignment in the United States as of August 1, 2002. If Mr. Register is terminated for any reason other than for cause before the completion of his U.S. assignment, his agreement provides for severance equal to twelve month's base salary and certain relocation benefits. Mr. Register is entitled to receive term life insurance valued at approximately $500,000 paid by Mercator. Upon a change of control, Mr. Register is eligible to receive certain benefits. See "Change of Control Arrangements," below.

     Mr. Wheeler's agreement provides for an annual base salary of $250,000 and an option grant to purchase an aggregate of 300,000 shares of Mercator Common Stock. In 2001, Mr. Wheeler received a sign-on bonus of $100,000. Mr. Wheeler left Mercator on November 8, 2002 with an annual salary of $265,000. Mr. Wheeler is receiving severance payments equal to his annual salary and continued medical, dental and MERP benefits under COBRA for a period of twelve months from his termination date.

     Mr. Farrell's agreement provides for an annual base salary of $225,000 and an option grant to purchase an aggregate of 200,000 shares of Mercator Common Stock. Mr. Farrell left Mercator on August 21, 2002. Mr. Farrell's vested option expiration date was extended until February 28, 2003. Mr. Farrell received two month's base salary at termination.

     New Employment Arrangements. Mark W. Register, Mercator's Executive Vice President and President, Worldwide Field Operations, and Thracy P. Varvoglis, Mercator's Senior Vice President, Financial Services and Industry Solutions Group, will, upon consummation of the Offer, become employees of Ascential. Mr. Register will receive base salary of $250,000 per year and have a bonus opportunity equal to 50% of his base salary pursuant to Ascential's Key Employee Incentive Plan. Mr. Varvoglis will receive base salary of $200,000 per year and have a bonus opportunity equal to 50% of his base salary pursuant to Ascential's Key Employee Incentive Plan. Messrs. Register and Varvoglis will also enter into change in control agreements with Ascential upon the effectiveness of their employment agreements that will, upon a change in control of Ascential, provide each of them with 100% vesting of their then unvested stock options and, following a termination without "cause" or with "good reason" within one year following the change in control, provide Mr. Register with severance equal to two times his then annual base salary and target bonus and Mr. Varvoglis with severance equal to one times his then annual base salary and target bonus.

     Messrs. Register and Varvoglis have waived the right to receive certain benefits pursuant to Mercator's change of control protection plan discussed below and have entered into retention agreements with Ascential to become effective upon consummation of the Offer. Under these retention agreements, Ascential has agreed to pay them retention amounts as follows: (a) 15% of such amount on the six-month anniversary of consummation of the Offer; (b) 25% of such amount on the one-year anniversary of consummation of the

Offer; (c) 30% of such amount on the 18-month anniversary of consummation of the Offer; and (d) the remainder of such amount on the two-year anniversary of consummation of the Offer. Other than with respect to a termination by Ascential that is not for "cause" or a departure by the executive for "good reason," they will lose the right to receive any amount they have not been paid if their employment with Ascential terminates. (The amounts to which Messrs. Register and Varvoglis are so entitled are equal to the amounts they would have received under Mercator's change of control protection plan if they had been constructively terminated and are described below under "Change of Control Arrangements.") If, during the first year of their employment with Ascential, either of Messrs. Register or Varvoglis is terminated by Ascential other than for "cause" or if they leave for "good reason," they will be entitled to receive the greater of the amount due to them as described above and, if applicable, the amount due to them under their change of control agreements with Ascential. Messrs. Register and Varvoglis have also entered into non-disclosure, non-competition, non-solicitation and development agreements with Ascential pursuant to which they have agreed, among other things, not to compete with Ascential during the term of their employment and for one year thereafter.

     Roy C. King, Mercator's Chairman of the Board of Directors, Chief Executive Officer and President, Michael J. Collins, Mercator's Senior Vice President and Chief Marketing Officer, Jill M. Donohoe, Mercator's Senior Vice President, Global Alliances and Corporate Development, David L. Goret, Mercator's Senior Vice President, General Counsel and Secretary, Kenneth J. Hall, Mercator's Executive Vice President, Chief Financial Officer and Treasurer, David S. Linthicum, Mercator's Executive Vice President, Software Development and Chief Technology Officer, and Ronald R. Smith, Mercator's Senior Vice President and Chief Administrative Officer, have entered into continuity agreements with Mercator. These continuity agreements will, if they remain employed by Mercator, provide them with the same salary and benefits they presently receive from Mercator for 60 days following consummation of the Offer. Additionally, they will lose certain of the severance benefits to which they are otherwise entitled from Mercator following a change of control if they are fired for "cause" during such 60-day period. Each person who signed a continuity agreement will, following their departure from Mercator (and upon signing a release in favor of Ascential), receive the severance benefits to which they are presently entitled paid out over one year (instead of, in some cases, 18 months or longer).

     All of Mercator's executive officers have signed a non-competition, non-solicitation and development agreement in which they have agreed not to compete with Ascential or Mercator for one year following the termination of their employment with Mercator.

     Bonus Pool. The Board has reserved a bonus pool of $400,000, to be awarded to employees of Mercator that are identified by the Board or its Compensation Committee.

     Change of Control Arrangements. In December 2001, the Compensation Committee of the Board adopted a change of control protection plan. Pursuant to this plan, upon consummation of the Offer (but without giving effect to the new employment arrangements described above): (a) Messrs. King, Hall and Linthicum will receive: (i) full acceleration of unvested options; and (ii) in the event of constructive termination, as defined below, within one year of the change in control, pro-ration of year-to-date annual bonus, eighteen months severance (salary and target bonus) and continued benefits for eighteen months (pursuant to his employment agreement, Mr. King will receive three years severance (salary and target bonus) and benefits); (b) Messrs. Collins, Goret, Register, Smith and Varvoglis and Ms. Donohoe will receive: (i) 50% acceleration of unvested stock options; and (ii) if constructively terminated within one year of the change of control, full acceleration of unvested stock options, pro-ration of year to date annual bonus, 12 months severance (salary and target bonus) and benefits; and
(c) Gerald E. Klein, Mercator's General Counsel, Americas and Assistant Secretary, will receive: (i) one year acceleration of unvested stock options, and (ii) if constructively terminated within six months, full acceleration of unvested stock options.

     Constructive termination is defined as the occurrence of any of the following, without the employee's written consent: (a) a significant diminution of, or the assignment to the employee of any duties inconsistent with the employee's title, status, duties or responsibilities; (b) a reduction in annual base salary, target bonus or fringe benefit which by itself or in the aggregate is material to employee's compensation; (c) the relocation of employee's office more than fifty miles from the employee's current location; or (d) the failure to obtain the written assumption of employee's employment agreement by any successor to all or substantially all of Mercator's assets or business within thirty days after a merger, consolidation, sale or a change of control.

     As a result of the foregoing change of control plan, the approximate amounts payable to each executive officer (not including the amount attributable to the continuation of benefits under the change of control plan) would be as follows (assuming that the vesting of their options is fully accelerated): Mr. King, $3.5 million ($0.8 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Hall $1.9 million ($0.8 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Linthicum, $1.6 million ($0.6 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer), Mr. Collins, $0.9 million ($0.3 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Ms. Donohoe, $1.1 million ($0.5 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Goret, $0.8 million ($0.3 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Klein, $0.1 million (all of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Register, $1.4 million ($0.7 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); Mr. Smith, $0.8 million ($0.2 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer); and Mr. Varvoglis, $0.9 million ($0.2 million of which is attributable to the assumed cash-out of stock options at the price offered by Purchaser pursuant to the Offer).

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, requires the Mercator's officers and directors, and persons who own more than 10 percent of a registered class of the Mercator's equity securities, to file reports of their ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish Mercator with copies of all Section 16(a) reports they file. Specific due dates for these reports have been established and Mercator is required to report in this information statement any delinquent filings and failures to file such reports.

     Based solely on its review of the copies of such reports received by it and written representations of its incumbent directors and officers, to Mercator's knowledge, during the period from January 1, 2002 to December 31, 2003 all such filings were made on a timely basis, except that the November 27, 2002 Form 4 for David S. Linthicum, which was due on December 2, 2002, was filed on December 6, 2002; the December 18, 2002 Form 4's for Constance F. Galley, Ernest E. Keet, James P. Schadt, Michael E. Lehman, Dennis G. Sisco, Mark C. Stevens, Roy C. King, David L. Goret, Gerald E. Klein, Gregory G. O'Brien, Kenneth J. Hall, Jill
M. Donohoe, Michael J. Collins, Mark W. Register, Ronald R. Smith and Thracy P. Varvoglis, which were due on December 20, 2002, were filed on December 23, 2002; and the Form 4 for Ernest E. Keet filed on December 23, 2002 was amended on April 8, 2003 to reflect a different allocation of reported securities among controlled entities.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In December 2000, Mercator entered into a license agreement with Harvard Pilgrim Health Care ("Harvard Pilgrim"). The chief executive officer of Harvard Pilgrim is Mr. Schadt's son-in-law. Under the license agreement, Harvard Pilgrim purchased for $495,000 the right to use Mercator's electronic data interchange, or EDI, software and certain health care transaction processing software. Harvard Pilgrim also paid Mercator a maintenance fee of $84,150 in 2001 and
2002), and will pay a maintenance fee of $87,516 for 2003. The purchase price for the license and the annual maintenance fees are comparable to the amounts charged to Mercator's other customers for such products and services.

     For additional relationships and related transactions, see "Compensation of Directors" on page 7 and "New Employment Arrangements" on page 19.

                        MERCATOR STOCK PRICE PERFORMANCE

     The stock price performance graph below is required by the SEC and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Mercator specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.

     The graph below compares the cumulative total stockholder return on Mercator's Common Stock from August 3, 1997 to December 31, 2002 with the cumulative total return on the Nasdaq Stock Market -- U.S. Index, the J.P. Morgan H&Q Index ("H&Q Index") and the RDG Software Composite ("RDG Index") over the same period (assuming the investment of $100 in Mercator Common Stock and in each of the other indices on August 3, 1997, and reinvestment of all dividends, if any). Mercator used the H&Q Index as its published line of business index in preparing this performance graph until J.P. Morgan stopped publishing the H&Q Index effective February 2002. The H&Q Index has been replaced by the RDG Index, which is similar in components to the H&Q Index.

                COMPARISON OF 66 MONTH CUMULATIVE TOTAL RETURN*
      AMONG MERCATOR SOFTWARE, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
                   THE JP MORGAN H&Q COMPUTER SOFTWARE INDEX
                           AND THE RDG SOFTWARE INDEX

                                    [CHART]

* $100 invested on 7/3/97 in stock or on 6/30/97 in index -- including reinvestment of dividends. Fiscal year ending December 31.

------------------------------------------------------------------------------------------
                       7/3/97     12/97     12/98     12/99     12/00     12/01     12/02
------------------------------------------------------------------------------------------
 Mercator Software     100.00    105.56    531.94    1258.33   119.44    185.78     21.56
 NASDAQ Stock Market
  (U.S.)               100.00    109.46    154.33    286.22    172.31    136.70     94.49
 JP Morgan H&Q
  Computer Software    100.00    111.56    145.74    331.59    247.91    162.20
 RDG Software
  Composite            100.00    105.91    191.56    400.00    224.25    189.13    131.62